SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Fund held its Annual Meeting of Shareholders ("Annual Meeting") on April 24, 2017. At the Annual Meeting, Robert F. Keith was elected by the Common Shareholders of the First Trust Strategic High Income Fund II as the Class I Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2020. The number of votes cast in favor of Mr. Keith was 4,252,538, the number of votes withheld was 420,249 and the number of broker non-votes was 502,449. James A. Bowen, Niel B. Nielson, Richard E. Erickson, and Thomas R. Kadlec are the other current and continuing Trustees.